UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

The RiceX Company (Name of Issuer)
Common Stock, $0.001 par value (Title of Class of Securities)
762875102 (CUSIP Number)

NutraCea
Patricia McPeak, Chief Executive Officer
1261 Hawk's Flight Court
El Dorado Hills, CA 95762
(916) 933-7000

with a copy to:

Christopher Chediak, Esq.
Weintraub Genshlea Chediak Sproul
400 Capitol Mall, Eleventh Floor
Sacramento, CA 95814
Telephone: (916) 558-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 04, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D
CUSIP No. 762875102

1.	Names of Reporting Persons. NutraCea I.R.S. Identification No. 87-0673375

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,491,905 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,491,905 (1)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 38.06% (2)

14.	Type of Reporting Person CO

(1)
Beneficial ownership of the RiceX Common Stock referenced in Rows 8 and 11 of the cover page is being reported hereon solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 6 hereof. The number of shares which may be deemed to be beneficially owned by the reporting person as a result of the Voting Agreements described in Item 6 hereof is comprised of an aggregate of 6,613,935 shares presently owned by the stockholders who are parties to the Voting Agreements and 11,877,970 shares subject to acquisition by such stockholders within 60 days upon the exercise of outstanding warrants or options.

(2)
Percentage ownership calculation is based upon 36,713,274 shares of RiceX Common Stock outstanding as of March 30, 2005, plus an aggregate of 11,877,970 shares subject to acquisition by the stockholders who are parties to the Voting Agreements within 60 days upon the exercise of outstanding warrants and options.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value (the “RiceX Common Stock”), of The RiceX Company, a Delaware corporation (“RiceX”). The principal executive offices of RiceX are located at 1241 Hawk’s Flight Court, El Dorado Hills, California 95762.

Item 2.	Identity and Background

This Schedule 13D is filed by NutraCea, a California corporation (“NutraCea”). The address of the principal business and the principal office of NutraCea is 1261 Hawk’s Flight Court, El Dorado Hills, California 95762. NutraCea’s principal business is the development and distribution of products based upon the use of stabilized rice bran and proprietary rice bran formulations.

Attached hereto as Exhibit 1 is a list of all executive officers and directors of NutraCea, including the principal business address, the principal occupation or employment and the citizenship of each such person.

During the five years prior to the date hereof, none of NutraCea nor, to the best of its knowledge, any executive officer or director of NutraCea: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 4, 2005, NutraCea and RiceX entered into an Agreement and Plan of Merger and Reorganization, dated as of April 4, 2005 (the “Merger Agreement”), by and among NutraCea, Red Acquisition Corporation, a wholly-owned subsidiary of NutraCea (“Merger Sub”), and RiceX, pursuant to which Merger Sub will merge with and into RiceX (the “Merger”), with RiceX as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, RiceX will become a wholly-owned subsidiary of NutraCea.

Simultaneously with the execution of the Merger Agreement, on April 4, 2005, eight of RiceX’s stockholders, option holders, and warrant holders (Todd C. Crow, Kirit S. Kamdar, James C. Lintzenich, Ike E. Lynch, Daniel L. McPeak, Jr., Daniel L. McPeak, Sr., Edward L. McMillan and Steven W. Saunders) (the “Stockholders”) each entered into Voting Agreements with NutraCea (the “Voting Agreements”). Pursuant to the Voting Agreements, each Stockholder has agreed to vote the shares of RiceX Common Stock owned by such Stockholder in favor of the Merger, the Merger Agreement and the transactions contemplated thereby (as more fully described in Item 6 below).

The descriptions of the Merger Agreement and the Voting Agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements, a copy or form of which appear as Exhibit 2 and Exhibit 3 hereto, respectively.

Item 4.	Purpose of Transaction

The purpose of the Voting Agreements is to facilitate the adoption of the Merger Agreement by the stockholders of RiceX.

At the effective time of the Merger, the holders of shares of RiceX Common Stock will receive shares of NutraCea Common Stock in exchange for their shares of RiceX Common Stock, and NutraCea will assume certain of the outstanding options and warrants to purchase RiceX Common Stock.

The Merger Agreement provides that the initial directors of the Surviving Corporation will consist of: (i) 1 director designated by NutraCea; (ii) 1 director designated by RiceX; and (iii) 1 director mutually designated by NutraCea and RiceX. The Merger Agreement and the transactions contemplated thereby have been approved by the boards of directors of both NutraCea and RiceX; however, the transactions contemplated thereby are subject to: (i) the approval of the respective stockholders of RiceX and NutraCea; (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) a determination of the fairness of the terms and conditions of the Merger at a hearing before the Commissioner of Corporations for the State of California; (iv) holders of no more than 17% of the outstanding shares of NutraCea Common Stock having exercised dissenters’ rights with respect to approval of the Merger; (v) holders of no more than 5% of the outstanding shares of RiceX Common Stock having exercised dissenters’ rights with respect to approval of the Merger; (vi) NutraCea having available cash in an amount exceeding $2,500,000; (vii) satisfaction by NutraCea of its secured debt financing by issuance of NutraCea equity; (viii) satisfaction by NutraCea of all other debt outstanding other than (a) trade payables incurred in the ordinary course of business and (b) legal and investment banking fees incurred by NutraCea in connection with the Merger Agreement and the transactions contemplated thereby; and (ix) other customary closing conditions, as more fully set forth in the Merger Agreement.

Except as indicated in this Schedule 13D or the exhibits hereto, NutraCea currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of the Instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

 (a)     NutraCea is or may be deemed to be the beneficial owner of an aggregate of 18,491,905 shares of RiceX Common Stock, or 38.06% of the issued and outstanding shares of RiceX Common Stock outstanding as of March 30, 2005. Such 18,491,905 shares are comprised of no shares of which NutraCea is the actual beneficial owner, and an additional 18,491,905 shares beneficially owned by the Stockholders which NutraCea may be deemed to beneficially own as a result of entering into the Voting Agreements. Of the 18,491,905 shares of RiceX Common Stock beneficially owned by the Stockholders, 6,613,935 shares are presently owned by such Stockholders and 11,877,970 shares are subject to acquisition by such Stockholders within 60 days upon the exercise of outstanding warrants and options. The percentage ownership calculation set forth in this paragraph is based upon 36,713,274 shares of RiceX Common Stock outstanding as of March 30, 2005, plus an aggregate of 11,877,970 shares subject to acquisition by the Stockholders within 60 days of March 30, 2005 upon the exercise of outstanding warrants and options.

Patricia McPeak, the Chief Executive Officer and the Chairperson of the Board of NutraCea beneficially owns 1,665,870 shares of RiceX Common Stock, or 4.54% of the outstanding shares of RiceX Common Stock as of March 30, 2005. The percentage ownership calculation set forth in this paragraph is based upon 36,713,274 shares of RiceX Common Stock outstanding as of March 30, 2005.

Additionally, Patricia McPeak may be deemed to be the beneficial owner of 4,170,725 shares of RiceX Common Stock owned by Daniel McPeak, Sr., her husband, one of the Stockholders and the Chairman of the Board of RiceX, or 10.65% of the issued and outstanding shares of RiceX Common Stock as of March 30, 2005. Such 4,170,725 shares are comprised of 1,708,225 shares currently owned by Mr. McPeak, and 2,462,500 shares subject to acquisition by Mr. McPeak within 60 days upon the exercise of outstanding warrants and options. Ms. McPeak disclaims any beneficial ownership of such shares and this report should not be deemed an admission that she is the beneficial owner of the shares held by family members for purposes of Section 16 or for any other purpose. The percentage ownership calculation set forth in this paragraph is based upon 36,713,274 shares of RiceX Common Stock outstanding as of March 30, 2005, plus an aggregate of 2,462,500 shares subject to acquisition by Mr. McPeak within 60 days upon the exercise of outstanding warrants and options.

Except as set forth in this Schedule 13D, none of NutraCea, nor, to its best knowledge, any executive officer or director of NutraCea, is the “beneficial owner” of any shares of RiceX Common Stock, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) Please see Rows 7 through 10 of the cover page to this Schedule 13D.

(c) Neither NutraCea, nor, to the best of its knowledge, any executive officer or director thereof, has engaged in any transaction in RiceX Common Stock during the 60 day period immediately preceding the date hereof except as described herein.

(d)  Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 4, 2005, NutraCea, RiceX and Merger Sub entered into the Merger Agreement, as more fully described in Item 4 above.

Also on April 4, 2005, NutraCea entered into the Voting Agreements with the Stockholders. Under the terms of the Voting Agreements, each Stockholder has agreed to vote their shares of RiceX Common Stock: (i) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and such Stockholder’s Proxy (as defined below) and any action required in furtherance thereof; (ii) in favor of any matter that could reasonably be expected to facilitate the Merger; (iii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger or the transactions contemplated by the Merger Agreement; (iv) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (a) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of RiceX or any subsidiary of RiceX with any party, (b) any sale, lease or transfer of any significant part of the assets of RiceX or any subsidiary of RiceX, (c) any reorganization, recapitalization, dissolution, liquidation or winding up of RiceX or any subsidiary of RiceX, (d) any material change in the capitalization of RiceX or any subsidiary of RiceX, or the corporate structure of RiceX or any subsidiary of RiceX, or (e) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (v) in favor of waiving any notice that may have been or may be required relating to any reorganization of RiceX or any subsidiary of RiceX, any reclassification or recapitalization of the capital stock of RiceX or any subsidiary of RiceX, any sale of assets, change of control, or acquisition of RiceX or any subsidiary of RiceX by any other person, or any consolidation or merger of RiceX or any subsidiary of RiceX with or into any other person (collectively, the “Voting Matters”).

In connection with the Voting Agreements, on April 4, 2005, each Stockholder executed an irrevocable proxy in favor of NutraCea (each a “Proxy”, and together, the “Proxies”). Pursuant to the Proxies, each Stockholder has granted to certain officers of NutraCea the power to vote and exercise all voting and related rights, in connection with the Voting Matters, with respect to all of the shares of capital stock of RiceX that are now or hereafter may be beneficially owned by such Stockholder, until the Expiration Date (as defined in the Proxies). The foregoing description of the Proxies is qualified in its entirety by reference to such Proxies, the form of which appears as Exhibit 4 hereto.

Except as described in this Schedule 13D, none of NutraCea, nor, to the best of its knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of RiceX.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Information Concerning Executive Officers and Directors of NutraCea (filed herewith).
Exhibit 2
Agreement and Plan of Merger and Reorganization, dated as of April 4, 2005, by and among NutraCea, Red Acquisition Corporation and RiceX (incorporated herein by reference to the Current Report on Form 8-K filed by NutraCea on April 4, 2005).

Exhibit 3	Form of Voting Agreement dated as of April 4, 2005 between each Stockholder and NutraCea (incorporated herein by reference and included as an exhibit to Exhibit “2” to this Schedule 13D).
Exhibit 4	Form of Irrevocable Proxy dated as of April 4, 2005 executed by each Stockholder in favor of NutraCea (incorporated herein by reference and included as an exhibit to Exhibit “3” to this Schedule 13D).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2005
Date
/s/ Patricia McPeak
Signature
Patricia McPeak, Chairman and Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX
Exhibit 1	Information Concerning Executive Officers and Directors of NutraCea (filed herewith).

Exhibit 2
Agreement and Plan of Merger and Reorganization, dated as of April 4, 2005, by and among NutraCea, Red Acquisition Corporation and RiceX (incorporated by reference to the Current Report on Form 8-K filed by NutraCea on April 4, 2005).

Exhibit 3	Form of Voting Agreement dated as of April 4, 2005 between each Stockholder and NutraCea (incorporated by reference to the Current Report on Form 8-K filed by NutraCea on April 4, 2005).

Exhibit 4	Form of Irrevocable Proxy dated as of April 4, 2005 executed by each Stockholder in favor of NutraCea (included as an exhibit to Exhibit “3” to this Schedule 13D).